UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2015

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File Number 001-13660

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

FINANCIAL STATEMENTS

December 31, 2015 and 2014

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Retirement Savings Plan for Employees of Seacoast National Bank

Stuart, Florida

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank as of December 31, 2015, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The schedules of assets (held at end of year) and nonexempt transactions (the “Supplemental Schedules”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether the Supplemental Schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC Orlando, Florida

July 13, 2016

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Retirement Savings Plan for Employees

of Seacoast National Bank

Stuart, Florida

We have audited the accompanying statement of net assets available for benefits of Retirement Savings Plan for Employees of Seacoast National Bank (“Plan”) as of December 31, 2014. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with U.S. generally accepted accounting principles.

As further described in Note 9 to the financial statements, effective December 31, 2014, the BankFIRST 401(k) Plan was merged into the Plan.

/s/ Crowe Horwath, LLP
Crowe Horwath LLP

South Bend, Indiana

June 26, 2015 except for Note 10

as to which the date is October 15, 2015.

2

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS
Investments, at fair value (Note 4)
Mutual funds	$33,104,124	$29,244,876
Collective trusts	5,501,855	3,521,460
Company common stock	2,041,235	1,834,580
	40,647,214	34,600,916

Receivables
Employer contributions	442,191	352,025
Participant contributions	104,234	83,581
Notes receivable from participants	236,212	195,573
Accrued dividends and interest	9,103	6,328
	791,740	637,507

Non-interest bearing cash (Note 9)	2,004,661	3,798,829

Total assets	43,443,615	39,037,252

LIABILITIES
Pending Trades	152,626	0

Total liabilities	152,626	0

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	43,290,989	39,037,252

Adjustment from fair value to contract value for fully benefit-responsive contracts	(4,880)	(32,556)

NET ASSETS AVAILABLE FOR BENEFITS	$43,286,109	$39,004,696

See accompanying notes to financial statements.

3

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions to net assets attributed to:
Investment income
Dividends and interest	$701,258
Net depreciation in fair value of investments	(504,300)
196,958

Interest income on notes receivable from participants	10,088

Contributions
Employer’s	1,593,651
Participants’	2,378,026
Rollover	833,582
4,805,259
Total additions	5,012,305

Deductions from net assets attributed to:
Benefits paid to participants	2,766,550
Administrative fees	85,886
Total deductions	2,852,436

Net increase before transfers	2,159,869

Transfers in – Plan merger (Note 9)	2,121,544

Net assets available for benefits
Beginning of year	39,004,696

End of year	$43,286,109

See accompanying notes to financial statements.

4

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the “Plan”) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and was formed effective January 1, 1983. The Plan, which has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service (IRS) Regulations, permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the “Bank” or “Employer”) who have at least 90 days of service.

The Plan has contracted with BMO Harris Bank N.A. (“BMO”) to act as trustee under the plan and One America Retirement Services LLC (“One America”) as record keeper under the Plan and therefore BMO and One America are each a party-in-interest to the Plan. Under the contract with BMO and One America, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the Employer and earnings and is charged with his or her withdrawals and an allocation of administrative expenses and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, which includes mutual funds, collective trust funds and common stock of Seacoast Banking Corporation of Florida (Company), the parent company of the Bank.

Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual eligible compensation. Participants can also elect to make Roth 401(k) contributions to the Plan by means of payroll deduction. Participant contributions were subject to an overall annual limitation of $18,000 for 2015. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($6,000 in 2015). The Plan includes an automatic contribution arrangement that applies to new participants or rehired participants.

Employer Contributions: The Plan was amended effective January 1, 2014 to become a safe harbor plan and provide a safe harbor match contribution. The matching contribution is subject to certain eligibility requirements as defined by the Plan and is equal to 100% of the first 3% of base compensation and 50% of the next 2% of base compensation that a participant contributes to the Plan for the year ended December 31, 2015.

The Plan provides for a discretionary retirement contribution by the Bank on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement. For the year ended December 31, 2015, the Bank’s discretionary retirement contribution was 1% of eligible participant compensation.

(Continued)

5

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Vesting: Participants are immediately vested in their voluntary contributions and the Employer matching contribution. Discretionary retirement and non-elective profit sharing contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.

Payment of Benefits: Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship, as defined. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $20,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined quarterly by BMO. Principal and interest are paid through payroll deductions and are paid back over a period not to exceed five years.

Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the Employer’s contributions under the Plan. Forfeited amounts are used to reduce future Employer contributions or administration expenses. Forfeitures at December 31, 2015 totaled approximately $19,300. No forfeitures were used in 2015.

Administrative and Investment Management Fees: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Investment Valuation and Income Recognition: While Plan investments are generally presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less losses, participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

(Continued)

6

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

Excess Contributions: For 2015 and 2014, the Plan met “Safe Harbor” guidelines, which entails meeting certain contribution vesting and notice requirements. Refunds of excess contributions are no longer required under these guidelines.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investments including Company common stock. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting. Part I – Fully Benefit-Responsive Investment Contracts (“FBRIC”) of ASU 2015-12 eliminates the requirements to measure the fair value of FBRICs and provide disclosures for fair value as required by ASC 820. ASU 2015-12, Part II – Plan Investment Disclosures eliminates the requirement to disclose (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation or depreciation in fair value of investments by general type on the face of the financial statements or in the notes. ASU 2015-12, Part II requires plans to disaggregate investments that are measured using fair value by general type, either on the face of the financial statements or in the notes. ASU 2012-12, Part III – Measurement-Date Practical Expedient permits a plan with a fiscal year-end that does not coincide with its calendar year-end to utilize the month-end closest to with the fiscal year-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. ASU 2015-12 guidance is to be applied retrospectively for Parts I and II and prospectively for Part III for all financial statements presented. Plans can early adopt any of the three parts of ASU 2015-12. Management is currently evaluating the impact of ASU 2015-12 on the Plan’s financial statements.

The FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under U.S. GAAP. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Management is currently evaluating the impact of ASU No. 2015-07 on the Plan’s financial statements.

(Continued)

7

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2016, the Financial Accounting Standards Board (“FASB”) issued (“ASU”) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the impact of ASU No. 2016-01 on the Plan’s financial statements.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions and earnings thereon.

NOTE 4 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2015 and 2014 are as follows:

	2015	2014
Collective Trusts
BMO Employee Benefit Stable Principal Fund, (Contract values: 2015- $5,496,975; 2014- $3,488,904)	$5,501,855	$3,521,460

Mutual Funds
Vanguard Institutional Index Fund	8,447,506	9,775,855
Dodge & Cox Stock Fund	*	2,159,894
T Rowe Price Growth Stock Fund	2,790,921	2,222,731
BMO Balanced Allocation Fund	3,432,018	3,593,545
BMO Target Retirement – 2020	3,166,380	*
BMO Target Retirement – 2030	2,768,319	*

* Investment was below 5% of Plan net assets at end of year.

During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $504,300 as follows:

Company common stock	$169,610
Collective trusts	27,676
Mutual funds	(701,586)

$(504,300)

(Continued)

8

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 5 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds and Company common stock: The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: During 2014, the diversified income, growth balanced, and diversified stock funds were liquidated from the Plan and replaced by mutual funds. The remaining collective trust is the stable value fund. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of maintaining safety of principal while generating a level of current income generally exceeding that of a money market fund. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements.

(Continued)

9

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

Prior to liquidation, fair values of participation units held in collective trusts were based on their net asset values, as reported by the fund managers as of the financial statement date and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of these collective trusts varied. The investment assets of the diversified income, growth balanced, and diversified stock funds consisted of money market, stable principal, domestic and international bond, small, mid and large-capitalization domestic stock and international stock funds. The diversified funds allocated a maximum of 30% and the growth balance fund allocated between 50% and 70% of its assets to equity securities. Each collective trust provided daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements
	at December 31, 2015
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)
Investments:
Seacoast Banking Corporation common stock	$2,041,235	$0
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	4,923,540	0
Mid, large and international multi-cap core funds	1,362,238	0
Small-cap value funds	718,550	0
Mid and large-cap value	7,946,812	0
S&P 500 index objective funds	8,447,506	0
Bond funds	971,588	0
Money market funds	129,009	0
Target date funds, 2010 to 2030	6,222,629	0
Target date funds, 2040 to 2050	2,382,252	0
Collective trusts, categorized by nature of underlying investments:
Stable value funds	0	5,501,855

	$35,145,359	$5,501,855

There were no transfers between levels during 2015.

(Continued)

10

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements
	at December 31, 2014
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)
Investments:
Seacoast Banking Corporation common stock	$1,834,580	$0
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	3,812,285	0
Mid, large and international multi-cap core funds	1,182,719	0
Small-cap value funds	655,339	0
Mid and large-cap value funds	9,157,360	0
S&P 500 index objective funds	9,775,855	0
Bond funds	1,118,415	0
Money market funds	81,867	0
Target date funds, 2010 to 2030	2,361,327	0
Target date funds, 2040 to 2050	1,099,709	0
Collective trusts, categorized by nature of underlying investments:
Stable value funds	0	3,521,460
	$31,079,456	$3,521,460

There were no transfers between levels during 2014.

NOTE 6 - INCOME TAX STATUS

The IRS has determined and informed the Bank, by letter dated July 31, 2012, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(Continued)

11

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. The Plan holds units of collective trust accounts managed by BMO Harris Bank N.A., the Plan trustee, and mutual funds managed by BMO Harris, which qualify as party-in-interest investments. The Plan’s payments of trustee fees to BMO qualify as party-in-interest transactions. The Plan also holds shares of Company common stock. At December 31, 2015 and 2014, the Plan held 136,264 and 133,424 shares, respectively, of the Company’s common stock with a fair value of $2,041,235 and $1,834,580, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$43,286,109	$39,004,696
Transfers in – Plan Merger (Note 9)	(2,004,661)	(3,778,588)
Adjustment from fair value to contract value for fully benefit-responsive contracts	4,880	0

Net assets per the Form 5500	$41,286,328	$35,226,108

The following is a reconciliation of the net increase in net assets available for benefits before transfers for the year ended December 31, 2015 per the financial statements to the net income reported in the 2015 Form 5500:

Net increase per the financial statements before transfers	$2,159,869

Adjustment from fair value to contract value for fully benefit-responsive contracts	4,880

Net income per the Form 5500	$2,164,749

(Continued)

12

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 9 – PLAN MERGERS / ACQUISITIONS

On July 17, 2015 the Company acquired Grand Bankshares, Inc. (“Grand”), including its subsidiary bank Grand Bank and Trust of Florida. Grand had sponsored a 401(k) plan, of which Seacoast National Bank became the new plan sponsor on July 17, 2015. Grand’s plan assets were held with The Standard (Standard Retirement Services). Effective December 31, 2015 the Grand plan was merged with the Seacoast Plan and those assets became assets of the Plan as of the close of business on that date. Those assets totaling approximately $2.00 million were liquidated and held as non-interest bearing cash and were transferred to BMO on January 4, 2016.

On May 8, 2015 the Company acquired substantially all of the assets of FCC LLC dba First Growth Capital (“FCC”) whereby employment with FCC was considered as satisfying the eligibility, allocation conditions and vesting requirements of the Retirement Savings Plan for Employees of Seacoast National Bank. Assets in FCC’s retirement plan were liquidated prior to the acquisition of FCC by the Company. Former employees of FCC who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on June 1, 2015, the next monthly entry date.

On October 1, 2014 the Company acquired The BANKshares Inc., including its subsidiary bank BankFIRST. BankFIRST’s plan assets were held with Principal Financial Group. Effective December 31, 2014, the BankFIRST plan was merged with the Plan and those assets became assets of the Plan as of that date. Those assets totaling approximately $3.78 million were liquidated and held as non-interest bearing cash and were transferred to BMO on January 2, 2015. In addition, participant loans totaling $0.12 million excluded at December 31, 2014 were transferred and added to the Plan during 2015.

NOTE 10 – PROHIBITED TRANSACTION

The Plan’s 2014 financial statements include disclosure of the following prohibited transactions. Effective January 1, 2012, BMO Funds hired affiliated managers to manage a portion of the BMO Funds’ international and global funds. Because BMO serves as an investment fiduciary in the decision to invest specific BMO funds, ERISA clients so invested should have received an advisory fee credit. This did not occur as intended in 2012, 2013, and 2014, resulting in prohibited transactions. The affected funds were the collective trust fund MAAPS (Managed Asset Allocation Portfolios), until their conversion to mutual funds in August, 2013 and May, 2014. The error was discovered in late 2014. BMO returned the fund revenues that were inadvertently retained, with interest, on May 29, 2015, and individual participants were credited as per the Plan Administrator’s instructions on June 11, 2015.

13

SUPPLEMENTAL SCHEDULES

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE G, Part III – NONEXEMPT TRANSACTIONS

December 31, 2015

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

(c)
	(b)	Description ofTransaction
(a)	Relationship to	Including Maturity Date,
Identity of	Plan, Employee	Rate of Interest,	(d)	(e)
Party	or Other Party-	Collateral, Par or	Purchase	Selling
Involved	in Interest	Maturity Value	Price	Price

BMO Harris	Trustee	Failure to deposit sub advisory	$2,389
Bank, N.A.		revenue to plan; corrected in
2015 – deposited revenue and
interest

			(i)	(j)
(f)	(g)		Current	Net Gain
Lease	Transaction	(h)	Value of	on Each
Rental	Expenses	Cost of Asset	Asset	Transaction

		$2,389	$2,533	$144

(Continued)

14

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Mutual funds
	Vanguard Funds	Vanguard Small Cap Index Fund	**	$176,155

	T Rowe Price	T Rowe Price New Horizons Fund	**	735,021

	Janus Funds	Janus Enterprise Fund	**	1,397,598

	TIAA-Cref.	TIAA-CREF Institutional Mid Cap Value Fund	**	1,127,662

	T Rowe Price	T Rowe Price Growth Stock Fund	**	2,790,921

	Vanguard Funds	Vanguard Total Intl. Stk. Index Fund Signal	**	1,259,676

	Vanguard Funds	Vanguard Institutional Index Fund	**	8,447,506

*	BMO Harris	BMO Prime Money Market Fund	**	129,009

	Dodge & Cox	Dodge & Cox Stk Fd Com #145	**	1,657,368

	Dodge & Cox	Dodge & Cox International Stock	**	42,323

	PIMCO Funds	PIMCO Total Return Fund	**	286,748

	Delaware Funds	Delaware Small Cap Value	**	542,395

	Wells Fargo	Wells Fargo Advantage Emerging Markets Fund	**	60,239

(Continued)

15

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Mutual Funds (Continued)
	American Century	American Century Inflation-Adjusted Bond Fund	**	$27,327

	Vanguard Funds	Vanguard Mid Cap Index Fund	**	667,657

*	BMO Harris	BMO Balanced Allocation Fund	**	3,432,018

*	BMO Harris	BMO Aggressive Allocation Fund	**	695,069

*	BMO Harris	BMO Conservative Allocation Fund	**	367,038

*	BMO Harris	BMO TCH Intermediate Bond Fund	**	657,513

*	BMO Harris	BMO In-Retirement Fund Portfolio	**	287,930

*	BMO Harris	BMO Target Retirement 2020 Portfolio	**	3,166,380

*	BMO Harris	BMO Target Retirement 2030 Portfolio	**	2,768,319

*	BMO Harris	BMO Target Retirement 2040 Portfolio	**	1,711,403

*	BMO Harris	BMO Target Retirement 2050 Portfolio	**	670,849

	Collective trusts
*	BMO Harris Bank N.A.	BMO Employee Benefit Stable Principal Fund	**	$5,501,855

(Continued)

16

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

(c)
Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

Company common stock
*	Seacoast Banking Corporation of Florida	Company common stock	**	$2,041,235

*	Participant loans
	Participant Loans	Interest rates of 3.25% to 4.25%	**	$236,212

$40,883,426

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments

See accompanying report of Independent Registered Certified Public Accounting Firm, Carr, Riggs & Ingram, LLC

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:	July 13, 2016	By:	/s/ Stephen A. Fowle
Stephen A. Fowle
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Certified Public Accounting Firm

23.2	Consent of Independent Registered Certified Public Accounting Firm